ProShare Advisors LLC

7501 Wisconsin Avenue

Suite 1000, East Tower

Bethesda, MD 20814-6527

May 29, 2013

VIA EDGAR CORRESPONDENCE

John M. Ganley, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ProShares Trust (File Nos. 333-89822 and 811-21114)

Dear Mr. Ganley:

We are writing to respond to the request for a written response to your May 15, 2013 comment that you communicated to us by telephone, relating to Post-Effective Amendment No. 84 under the Securities Act of 1933 and No. 93 under the Investment Company Act of 1940 (the “Post-Effective Amendment”) to the Registration Statement on Form N-1A of ProShares Trust (the “Registrant”), which was filed on March 19, 2013. As you know, the Post-Effective Amendment was filed to add an additional principal investment strategy to the Registration Statement on behalf of each of ProShares Ultra High Yield and ProShares Ultra Investment Grade Corporate (each, a “Fund” and together, the “Funds”).

For ease of reference, the comment has been restated in italics before our response. Capitalized terms not otherwise defined have the same meanings as those in the Post-Effective Amendment.

1.	Comment: Please explain how the names “ProShares Ultra High Yield” and “ProShares Ultra Investment Grade Corporate” are consistent with Section 35(d) of the Investment Company Act of 1940.

Response: We believe that the names “ProShares Ultra High Yield” and “ProShares Ultra Investment Grade Corporate” are consistent with Section 35(d) of the Investment Company Act of 1940 because neither name is materially misleading. The name of each Fund indicates that the Fund provides a return based on of the performance of high yield bonds or investment grade corporate bonds, respectively.

Specifically, the name “ProShares Ultra High Yield” indicates that the Fund will provide investment results that correspond to the “high yield” bond market. The prospectus clearly states that the Fund seeks daily investment results, before fees and expenses, that correspond to an index consisting of liquid, high yield corporate bonds offered for sale in the U.S. Similarly, the name “ProShares Ultra Investment Grade Corporate” indicates that the Fund will provide investment results that correspond to the “investment grade corporate” bond market. The prospectus clearly states that the Fund seeks daily investment results, before fees and expenses, that correspond to an index consisting of liquid, investment grade corporate bonds offered for sale in the U.S.

In addition, the use of the term “Ultra” before “High Yield” and “Investment Grade Corporate” should not mislead investors; the term “Ultra” is consistent with the protocol used by ProShares to brand all of its 2x leveraged ETFs, and has been in use since the inception of the ProShares complex.1

Changing the naming convention for these two Funds would be inconsistent with the remaining 2x ProShares and could cause confusion for shareholders. For these reasons, we believe that the names “ProShares Ultra High Yield” and “ProShares Ultra Investment Grade Corporate” are consistent with Section 35(d) of the Investment Company Act and should not be required to be changed.

* * * * *

We hope that this response adequately addresses your comment. If you or any other SEC staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6577. Thank you for your time and attention to this matter.

Very truly yours,

/s/ Kenneth C. Fang

Kenneth C. Fang

ProShare Advisors LLC

Vice President and Legal Counsel

[1]

We note that various other descriptive/proprietary terms have been placed in front of the terms “high yield” and “investment grade” in the names of other SEC-registered funds (e.g., “Enterprise High Yield”, “Premier High Yield”, “Core Investment Grade”, “Select Investment Grade”, “Fundamental Investment Grade”, etc.) (emphasis added). These registered funds have not been required to change their names to accommodate Section 35(d) of the Investment Company Act.

2